No. 24/06

IAMGOLD ENTERS INTO AN AGREEMENT TO SELL INTERESTS IN BAUXITE ASSETS FOR
$46 MILLION

Toronto, Ontario, December 19, 2006 - IAMGOLD Corporation (“IAMGOLD”) is pleased to announce that it has entered into an agreement with Bosai Minerals Group Co., Ltd. (“Bosai Minerals”) for the sale of its interests in Omai Bauxite Mining Inc. and Omai Services Inc. (together known as the “Bauxite Assets”) for a transaction value of approximately $46 million, including the assumption of $18 million third-party debt.

Under the terms of the agreement, the effective date of the transaction will be December 31, 2006. Subsequent to a confirmatory review of the assets by Bosai Minerals, IAMGOLD will receive consideration of approximately $28 million in cash from Bosai Minerals, subject to working capital and other adjustments.

The agreement is contingent on a number of conditions, including receipt of customary approvals from regulatory authorities.

Joseph Conway, President and Chief Executive Officer of IAMGOLD noted: “We are pleased to have reached an agreement for the sale of the Bauxite Assets. The transaction is consistent with our strategy to focus on our core assets. We look forward to working with Bosai Minerals to finalize this transaction”.

Yuan Zhilun, Managing Director of the Bosai Minerals Group located in CHONGQING, South West China, expressed that “The Guyana Bauxite deposit is well known to the industrial minerals industry as a first-class material and Bosai Minerals is pleased to carry on the tradition.”

BMO Capital Markets has acted as financial advisor to IAMGOLD.

All amounts are expressed in US dollars, unless otherwise indicated.

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD’s expectations are disclosed under the heading “Risk Factors” and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CCNMatthew’s website at www.ccnmatthews.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.